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                                  EXHIBIT 20.1

                    [Letterhead of Metro-Goldwyn-Mayer Inc.]




For immediate release                                Contact: Craig Parsons
---------------------
July 24, 1998                                               (310) 449-3660

            METRO-GOLDWYN-MAYER REPORTS 1998 SECOND QUARTER RESULTS;
                 PLANS TO RAISE $250 MILLION IN EQUITY CAPITAL

     Santa Monica, CA -- Metro-Goldwyn-Mayer Inc. (NYSE:MGM) today reported results for the second quarter and six months ended June 30, 1998. Prior year results are not comparable due to the acquisition of Orion Pictures Corporation and certain of its subsidiaries in July 1997. The Company also announced that its Board of Directors has approved the raising of $250 million in additional equity capital and intends to evaluate alternative forms of such financing and other options while continuing to pursue its previously stated objective of becoming an integrated global entertainment company. Among these alternatives is a possible rights offering, pursuant to which its existing stockholders would receive transferable rights to purchase shares of the Common Stock of the Company.

     MGM's principal stockholders, Tracinda Corporation and Seven Network Ltd, have advised the Company that they support the equity financing efforts. In addition, Tracinda has advised the Company that it would subscribe, at a minimum, for its pro rata share of the $250 million in equity capital. If there is a rights offering, other shareholders would have the opportunity to participate on a similar basis, and Tracinda would agree to acquire any shares not subscribed to by other shareholders. Seven Network has advised that it does not intend to invest in the equity financing. However, Tracinda and Seven Network have advised the Company that they have agreed in principle that for a period of up to one year after completion of the financing, Seven Network will have the right to acquire from Tracinda, for an amount equal to Tracinda's cost, a number of shares of Common Stock equal to the number of shares that Seven Network would have acquired if it had subscribed for its pro rata share of the $250 million in equity capital. Tracinda and Seven Network currently own 65% and 25%,

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respectively, of the outstanding Common Stock of the Company.

     The Company is seeking this proposed capital infusion as a result of several factors. First, the Company is making substantial investments that are more extensive than previously anticipated in connection with new television production. This new television production consists of additional commitments from Showtime Networks for 44 new episodes of MGM's Stargate SG-1 for a total of 88 episodes, 32 new episodes of The Outer Limits for a total of 122 episodes, and 22 new episodes of Dead Man's Gun for a total of 44 episodes; an additional 13 episodes of The Magnificent Seven for CBS for a total of 23 episodes; two new seasons (44 episodes) of Flipper: The New Adventures for PAX NET for a total of 88 episodes; and a fourth season (130 episodes) of LAPD: Life on the Beat in syndication. MGM will have two new animated series in syndication this fall -- The Lionhearts and RoboCop: Alpha Commando.

     Secondly, although the Company's Tomorrow Never Dies and The Man In The Iron Mask have performed better than anticipated, other recent films have been materially below expectations. While the timing of cash receipts is affected by these individual performances, the Company expects to realize its planned film and television revenues in the aggregate from these films. Furthermore, the Company's recent sales experience in television syndication and home video markets indicates it will realize cash from these sources more slowly than originally anticipated.

     During the six months ended June 30, 1998, the Company accelerated production of new films in anticipation of an industry strike since averted. At June 30, the Company had a total of nine films for which principal photography was completed or which were scheduled for completion by the end of July.

     As a result of the impact of all of these factors, the Company's outstanding bank debt at June 30 was $1.145 billion under its $1.3 billion credit facility. The Company is seeking requisite amendments to certain financial covenants that will become applicable later this year in its principal credit facility. While the Company believes that it will be able to negotiate these amendments, no assurances can be given in this regard.

     For the 1998 second quarter ended June 30, 1998, EBITDA (earnings before interest, taxes, depreciation and amortization) reflected a loss of $28.0 million, while the net loss for

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the period was $55.0 million, or $ .84 per share, based on 65.8 million weighted average shares outstanding. Revenues for the quarter ended June 30, 1998 were $279.5 million. The company released three new feature films domestically and one internationally during the period.

     EBITDA for the 1998 second quarter reflected a writedown related to certain feature films in release during the quarter, as well as litigation and other expenses. These costs were partially offset by profit contributions from television programming and other businesses.

     For the six months ended June 30, 1998, EBITDA was a loss of $20.8 million, while the net loss was $73.6 million, or $1.12 per share, based on 65.8 million weighted average shares outstanding. Revenues were $596.0 million for the six-month 1998 period, during which the Company released eight new feature films domestically and three new films internationally.

     During the six months, the Company continued to invest in creating new assets, specifically accelerating film production and additional television programming that aggregated $125 million net of amortization at June 30, 1998.

     If the financing takes the form of a rights offering or other public sale of securities, a registration statement will be filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company, nor shall there be any offer, solicitation or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such offer, solicitation or sale under the securities laws of such jurisdiction. Any public offering of securities will be made only by means of a prospectus.

   Metro-Goldwyn-Mayer Inc. is actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, licensed merchandise, a 4,000-title film library, a 6,700-title home video library, and a significant television library. The company's operating units include MGM Pictures, United Artists Pictures, Orion Pictures, Goldwyn Films, MGM Worldwide Television Group, MGM Distribution Co., MGM Home Entertainment and Consumer Products Group, MGM Music, and MGM Interactive,

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among others.  For more information on MGM, visit the MGM Online at
http://www.mgm.com.

     This news release contains forward-looking statements that are based upon the company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These risks and uncertainties include, among other things, the successful completion of the $250 million financing, the receipt of the consent of the Company's lenders to the requisite amendments to the Company's principal credit facility, future competitive and market conditions, whether the company's products achieve customer acceptance, future business decisions, and other factors described in the company's filings with the Securities and Exchange Commission, all of which are difficult or impossible to predict accurately and many of which are beyond the control of MGM. In light of the significant uncertainties inherent in the forward-looking information herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the company's objectives or plans will be realized.


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                            METRO-GOLDWYN-MAYER INC.
                 Condensed Consolidated Statement of Operations
                   (Amounts In Thousands, Except Share Data)
                   -----------------------------------------

                                           Quarter Ended June 30,                             Six Months Ended June 30,
                                      1998                    1997                       1998                      1997
                               -------------------      -----------------         -------------------      --------------------
Revenues:
 Feature films                         $   217,160            $   128,249                 $   471,297               $   296,197
 Television programs                        47,093                 20,134                     105,839                    47,914
 Other                                      15,281                  5,002                      18,858                     6,903
                               -------------------      -----------------         -------------------      --------------------

Total revenues                         $   279,534            $   153,385                 $   595,994               $   351,014
                               ===================      =================         ===================      ====================

EBITDA:
 Feature films                         $   (14,953)           $    22,540                 $    18,103               $    48,546
 Television programs                         4,572                 (1,343)                      9,417                    (3,215)
 Other                                       6,472                 (6,533)                     (1,639)                  (12,229)
                               -------------------      -----------------         -------------------      --------------------

EBITDA before general
 and administration expenses                (3,909)                14,664                      25,881                    33,102
 General and
 administration expenses                   (24,081)               (14,592)                    (46,729)                  (31,904)
                               -------------------      -----------------         -------------------      --------------------

EBITDA                                     (27,990)                    72                     (20,848)                    1,198
Depreciation and non-film
  amortization                              (5,631)                (3,547)                    (10,844)                   (7,057)
                               -------------------      -----------------         -------------------      --------------------

Operating loss                             (33,021)                (3,475)                    (31,692)                   (5,859)
Interest expense, net of
  amounts capitalized                      (20,174)                (9,583)                    (38,428)                  (20,599)
Interest and other
  income(expense), net                       1,070                   (242)                      1,745                     1,388
                               -------------------      -----------------         -------------------      --------------------
Loss before provision for
  income taxes                             (52,725)               (13,300)                    (68,375)                  (25,070)
Income tax provision                        (2,269)                (1,512)                     (5,262)                   (3,935)
                               -------------------      -----------------         -------------------      --------------------

Net loss                               $   (54,994)           $   (14,812)                $   (73,637)              $   (29,005)
                               ===================      =================         ===================      ====================

Basic and diluted loss per                   $(.84)                 $(.88)                     $(1.12)                   $(1.73)
 share

Weighted average number of              65,790,698             16,810,509                  65,781,329                16,766,426
     common shares outstanding

________________________________________________________________________________
* Share and per share information has been retroactively restated to give effect to the conversion of the previously outstanding preferred stock into common stock and a subsequent stock split, both completed on November 18, 1997.

* Results from operations for the 1998 period include the results of Orion Pictures Corporation, which was acquired on July 10, 1997.